UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Rentberry, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-4933743
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

201 Spear Street, Suite 1100
San Francisco, CA	94105
(Address of principal executive offices)	(Zip Code)

(415) 795-7171

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Rentberry,” “we,” “us,” “our,” or “the Company” refers to Rentberry, Inc. and our subsidiaries on a consolidated basis.

Forward-Looking Statements

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “may,” “could,” “estimate,” “project,” “plan,” “predict,” “probable,” “possible,” “should,” “continue, “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. THE COMPANY’S BUSINESS

The idea for Rentberry was born out of the founders’ personal frustration while searching for rental housing in San Francisco, California. After spending nearly a month navigating the rental market, they encountered numerous inefficiencies—submitting repetitive applications, engaging in bidding wars with other prospective tenants, and enduring uncomfortable face-to-face negotiations with landlords. Most frustratingly, they often lost out on apartments due to the lack of transparency in the process; they had no insight into competing offers or whether other applicants were willing to pay above the listed price.

Even after securing a rental, they were required to tie up thousands of dollars in a security deposit—despite having excellent credit, employment history, and references.

This costly, time-consuming, and stressful experience led them to question the overall effectiveness of the traditional long-term rental system. Having lived and worked on multiple continents, and with investors from around the world, the founders recognized that these issues weren’t unique to the U.S.—they were part of a global problem.

While classified listing websites like Craigslist and Zillow offer basic property descriptions and photos, they fall short in delivering real user value. In response, Rentberry was created as a fully integrated home rental ecosystem—offering complete transparency, reduced financial burden through alternatives to traditional security deposits, and a seamless platform for managing all rental tasks in one place.

Overview

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015, and is headquartered in San Francisco, California. In addition, the Company has a subsidiary, Floorly, Inc., which is 99% owned by the Company, and was incorporated under the laws of the State of Delaware on January 13, 2020.

The Company is a technology company transforming the long-term rental industry through its end-to-end digital platform. The Company’s main platform, Rentberry, streamlines the entire rental process, from property search and application to lease signing and rent payments, offering a seamless experience for both tenants and landlords.

Leveraging advanced data analytics and artificial intelligence, Rentberry enables property owners to make informed pricing and tenant decisions, while providing renters with personalized property recommendations and a transparent application process. The platform also facilitates instant rent payments, integrated credit checks, and digital lease execution, reducing time, friction, and cost across every stage of the rental lifecycle. Rentberry is available through its web platform and dedicated mobile applications for iOS and Android. The company’s technology supports rental listings and transactions in more than 90 countries, serving a growing global user base.

In its next phase of innovation, the Company is developing an AI-Powered Real Estate Agent—a next-generation technology designed to redefine how users search for, evaluate, and secure rental properties. Leveraging machine learning and natural language processing, this intelligent system interprets user behavior, preferences, and lifestyle needs to deliver curated listings, personalized recommendations, and real-time communication between renters and landlords. For landlords, the AI agent will automate routine tasks such as inquiry responses, document management, and tenant screening, reducing friction and vacancy times. This innovation is expected to enhance engagement, improve conversion rates, and strengthen Rentberry’s competitive advantage in the global rental technology sector.

Through technology, Rentberry is on track to eliminate traditional pain points in the rental process—reducing scams, time delays, and friction for both tenants and landlords. Most importantly, the platform aims to unlock billions of dollars currently tied up in rental security deposits, freeing capital and increasing financial flexibility for renters worldwide.

While housing costs and market dynamics differ across countries, renters everywhere face similar challenges. Rentberry’s mission is to provide a unified, scalable solution that ensures a seamless and transparent rental experience worldwide.

Through innovation and strategic execution, Rentberry seeks to establish itself as a global leader in the rental technology and PropTech sectors, delivering smarter, faster, and more flexible housing solutions to renters and property owners worldwide.

The Company is currently in its pre-IPO stage and has future plans to list its shares on the Nasdaq Stock Market under the reserved ticker symbol “RNTB.”1

Principal Products and Services

The Company has developed IT solutions for residential markets, using Rentberry, our flagship platform designed to streamline and modernize the home rental experience for tenants and landlords. The Rentberry platform enables users to complete all rental-related tasks in one secure, cloud-based environment. The platform’s patented technology provides a transparent rental application and price negotiation process, allowing tenants and landlords to interact directly. Leveraging advanced artificial intelligence and data analytics, Rentberry delivers personalized property recommendations, automates routine communication, and enhances decision-making for both tenants and landlords. The platform streamlines key stages of the rental cycle, from submitting personal information and making custom offers to attending virtual tours, eSigning rental agreements, managing rent payments, and submitting maintenance requests. All information is stored securely in the cloud and can be accessed at any time.

[1]	The Company’s plans for a Nasdaq listing and ticker reservation are forward-looking and subject to applicable regulatory approvals, market conditions, and completion of the necessary qualification and registration processes.

Rentberry Platform

The Rentberry platform offers landlords and tenants a contact-free, transparent, and automated way to rent properties, featuring a unique auction component. We believe that the traditional approach of comparing rents across nearby homes is time-consuming and often inaccurate, making it difficult for landlords to price properties effectively. Rentberry addresses this challenge by providing a transparent and data-driven environment where tenants and landlords can negotiate rental terms directly, including rent and security deposits.

The platform also streamlines the entire rental process: tenants can submit applications online, share financial and other relevant information with potential landlords, and e-sign rental agreements, all within the platform. Additionally, Rentberry includes tools for online rent payments, communication features for scheduling tours and maintenance requests, and virtual tour functionality powered by 360°/VR technology. Most recently, we introduced a feature that allows prospective tenants to purchase renter’s insurance directly through the Rentberry platform, further enhancing convenience and user experience.

Some of the automation includes:

●	Searching properties globally;

●	Performing virtual tours;

●	Submission of offers utilizing auctioning technology;

●	Screening tenants;

●	Selecting the best and/or most suitable candidates;

●	Negotiating the terms;

●	Saving on rental security deposits;

●	E-signing contracts;

●	Paying rent online;

●	Promoting and syndicating listings;

●	Submitting maintenance requests;

●	Storing all the data and signed contracts online, and;

●	Enabling landlords to stay connected with tenants.

As of December 31, 2025, the Rentberry platform features listings in over 90 countries and more than 150,000 cities worldwide, hosting a total of over 17 million properties. In 2025, Rentberry surpassed 5 million monthly active users (“MAU”). According to Google Analytics, MAUs are defined as individuals who engage with the Rentberry web platform or mobile apps (iOS/Android) by performing actions such as property searches, application submissions, credit checks, and more.

Rentberry sources listings directly from landlords and homeowners, as well as through strategic agreements with real estate companies. To date, we have partnered with over 70 leading real estate companies globally, and we aim to expand this network to over 100 partners in 2026, further strengthening our inventory and international reach.

The Company has already successfully tested multiple monetization channels for the Rentberry platform and plans to continue expanding its revenue-generating functionality throughout 2026. In addition to internally developed features, the Company expects to begin offering third-party services related to the rental process, enhancing value for both tenants and landlords. While Rentberry remains in the early stages of its growth, we recognize that our future development is subject to significant risks and uncertainties, including the need for additional funding to continue enhancing our platforms and attracting users.

To maintain strong user engagement, Rentberry provides centralized tools for both landlords and tenants. These include document storage, online rent payments, maintenance request management, and other service-related communications—all hosted within the Rentberry platform. By creating a centralized hub for rental activity, we aim to drive repeat usage and long-term platform loyalty.

Following the successful testing of various monetization models, we are initially focusing on the following revenue streams:

●	Tenant Application Fees: Unlike traditional fees ranging from $75–$100, Rentberry will charge a reduced fee of $20–$30 per application, enabled by our automated infrastructure.

●	Property Promotion Fees: Landlords can promote listings on the platform for a flat fee of $50 per 30-day promotion per property.

●	Subscription Fees for Professionals: Landlords, property management companies, agents, and brokers will have access to premium features for a monthly fee of $25–$50.

●	Advertising Revenue: The platform will generate additional income through Google AdSense and other ad placements.

In parallel, Rentberry has begun partnering with third-party service providers to offer added value to users. We entered into an agreement with Sure, Inc., enabling the distribution of insurance products for both tenants and landlords directly through the platform.

Looking ahead, we plan to capitalize on our unique market position and data insights by offering:

●	Leads to Moving Companies: With knowledge of lease start and end dates, we plan to sell non-exclusive leads at $5–$7 per lead.

●	Referrals to Local Businesses and Credit Card Companies: Partners will be able to target Rentberry users with relevant offers and promotions, creating a valuable advertising and referral ecosystem.

Rentberry Platform Benefits

Focused Property Search

Tenants display filtered results with a detailed analysis of key information relating to each listed property. This includes:

●	Seamless searches for properties in the desired area using extensive filtering capability (e.g., size, price, preferred amenities, etc.);

●	Online scheduling of open-house visits in order to see the properties and meet the landlords; and

●	An internal and secure communication system that allows potential tenants to contact landlords without bothering them with phone calls and/or emails.

Property Marketing & Syndication

Landlords have the ability to list any property on the platform with a specified asking price and include detailed information on the given rental unit. Landlords can promote listings on rentberry.com or syndicate to additional rental sites for increased reach and visibility.

Transparent Application Process

Incomplete or less than desired credit profiles indicate that the rental application can be denied or putting down a higher security deposit can be required. That is why Rentberry has developed a transparent rental application functionality to benefit tenants and landlords. Tenants are able to submit applications online without bothering landlords and mailing/emailing confidential information (e.g., SSN, passport numbers, bank account information, etc.). During this process, tenants are able to:

●	Analyze demand for the property and relevant information in offers submitted by other applicants;

●	Customize offers in real-time based on demand thus increasing the chances of securing the property using our proprietary auctioning technology; and

●	Negotiate pricing factors (e.g., rent, security deposits, lease duration).

Auctioning Technology

All rental applications are collected in a user-friendly format with the option to accept or reject any application with a single click. Rentberry’s auctioning technology ensures transparency and fair competition, and ensures that landlords are able to:

●	Reduce vacancy rates by seamlessly addressing pricing in depressed market conditions;

●	Capitalize on hot markets by extracting the most value from their properties; and

●	Select tenants based on data points beyond the amount they are willing to pay.

The Rentberry auctioning technology is part of what we believe to be one of the platform’s unique value propositions.

The Auctioning Technology’s core purpose is to ensure that landlords price their properties optimally in both hot and slow markets, while potential tenants are afforded complete visibility on competing offers and offered the ability to seamlessly negotiate rental terms online.

Online Rent Collection

Rentberry allows tenants to make their rental payments on the platform. This means no more bounced checks, unrecorded cash transactions, or long wait times for receiving payments. A history of rent payments will be appended to the tenants’ private profile and will be used by future landlords to analyze tenants and their ability to pay rent on time.

Saving on Rental Security Deposits

There is more than $500 billion locked in rental security deposits worldwide. From the time tenants turn 18 and until they buy their first property, most people rent. As tenants switch rental units, the security deposits that they put down are continuously frozen with different landlords. The Company’s auctioning technology allows tenants to negotiate rental terms. Therefore, quality tenants can rent apartments and receive discounts in security deposits or rent properties without security deposits. This will allow qualified tenants who might otherwise not be able to afford a security deposit to rent an apartment and give landlords access to a larger pool of qualified applicants and increase their ability to rent apartments in a short period of time.

Moreover, the Company plans to onboard properties and start managing properties on behalf of other homeowners. All those properties will be leased with no security deposits for a mid-term duration.

Rental Contract Execution

Tenants can securely and safely execute a legal contract via Rentberry platform. This can be done in seconds without wasting paper or crucial time. All executed agreements are stored in the platform and can be accessed 24/7 by the tenants and landlords.

Maintenance Requests

Once the property is rented, tenants are able to conveniently submit maintenance service requests to the landlords. All requests are stored in the system and abled to be accessed at any time in case of disputes in the future. Tenants who record this activity on the Rentberry platform will have proof that they reported issues in a timely manner, thereby reducing the potential for liability for additional damage that they allegedly failed to report promptly, or not at all.

In the future, Rentberry plans to partner with third-party service providers (such as handyman, plumbers, etc.) and invite them (individual or corporate clients) to join the platform. They will specify the services that they offer, the location that they serve and the price for each service rendered. Landlords and tenants will be given the ability to select and order services from their portals on the Rentberry platform.

Market

A technological evolution has led to the disruption of multiple sectors in recent years. The mid-term (from three months to one-year rental horizon) and long-term (over one-year rental horizon) rental industry has remained stagnant. Despite so many other industries having been successfully disrupted in recent years (retail, social media, transportation), the home rental space remains mired in tradition and lacks comparable innovation. The process of long-term rentals still results in frustration and lost time for both the owners of rental properties who are looking for additional income and potential tenants who are looking for a place to call home. There has not yet been a technological disruption significant enough to usher in a new – and better – way to rent. Here at Rentberry, we aim to change that.

Global practices still include listings in the form of simple classified ads in print publications or on sites like Craigslist, Zillow, Rightmove and Zoopla, which provide limited information about a particular property for prospective tenants and essentially no support for actionable items, such as the application process, contract execution, rent collection, and maintenance requests. Rentberry has built a functioning digital marketplace which will allow this entire rental application, negotiation and rental contracts process to be completed quickly and online.

It is still common practice to complete many tasks manually. This includes calling or emailing prospective tenants, manually screening applicants, and accepting paper checks or cash for rent payments. In addition, agents and brokers sometimes charge significant fees for minimal services, and landlords force tenants to freeze thousands of dollars in rental security deposits. International renters face problems qualifying to rent overseas as their credit scores and credit histories are only valid in their country of citizenship or in the country in which they are legally qualified to work and live in at the moment.

Moreover, we believe that COVID-19 will have a lasting impact on the work environment – allowing large number of people to work from home, thus giving them freedom to work and travel from various locations.

Using Rentberry, landlords and tenants in countries across the globe will have the opportunity to enjoy a transparent and universally applicable platform for mid-term and long-term rentals.

We also view our current market as including providers of services and products used by landlords and tenants, such as renter’s and homeowner’s insurance products. In the future, we expect to expand our market by developing a mid-term residential market. At this time, people who choose to rent their home are limited by long-term leases of 12 months or more. Short-term rentals are usually only a matter of days or weeks, and any longer stays become expensive. We believe the mid-term rental market has potential as our rentals will offer leases of a minimum of three months and a maximum of one year. All mid-term properties will be owned or exclusively managed by Rentberry, will be rented with no security deposit to qualifying tenants and will be offered fully furnished so tenants will not have the hassle and expense of moving furniture. We believe people will want to take advantage of mid-term rentals because of the change in work culture due to COVID-19 which has allowed more people to work from home. We expect consumers to be attracted to the possibility of choosing where to live for a half a year to a year and then moving to a new location without committing long term. We believe that by deploying this business model, we are removing obstacles in the rental space and becoming the forefront of the new market trend.

Competition

The markets in which our products are sold are highly competitive. Rentberry’s products compete with offerings from both large and small companies. However, management believes that no competitor currently offers the same level of automation, contactless experience, and end-to-end transparency throughout the long-term rental process.

Rentberry competes with classified listing websites (such as Craigslist and Zillow), property management software (such as Cozy), and traditional real estate agencies and rental offices. Most so-called “rental platforms” function primarily as classified listing sites, offering only limited functionality for property discovery and advertising. For example, Craigslist continues to operate on an outdated interface lacking standardization and user safeguards, raising legitimacy and safety concerns. Zillow, while more modern, does not provide a fully integrated “last-mile” experience - users must still navigate external applications, leases, and payment systems. Cozy focuses mainly on property management and rent collection, with limited tenant-facing functionality. Airbnb, though a major player in the short-term rental space, does not address the long-term rental segment or provide integrated credit checks, deposit management, or digital lease execution tools.

In today’s market, property owners and managers often rely on manual comparisons with nearby listings to establish pricing, which can be subjective and inefficient without access to advanced analytics. Existing platforms also slow the application and communication process, delaying income for property owners and creating frustration for prospective tenants.

By contrast, Rentberry integrates advanced artificial intelligence and data analytics to automate pricing, streamline applications, and manage the entire rental lifecycle—from search and negotiation to lease signing and rent payments. This comprehensive automation saves time for both landlords and tenants, enhances transparency and trust, and supports rentals at true market value. The result is a unified, modern solution that addresses key shortcomings of fragmented and outdated legacy systems.

Management believes that Rentberry’s proprietary technology, data-driven approach, and focus on the long-term rental segment provide a distinct competitive advantage. These differentiators position the company favorably to capture additional market share as the global rental industry continues to shift toward digital, AI-driven solutions.

Employees

The Company currently employs 45 full-time employees. The Company also utilizes advisors and consultants.

Seasonality

Unlike short-term rental markets, such as vacation rentals or Airbnb listings, the long-term home rental market in the United States experiences less pronounced seasonality. While factors like weather and holidays influence rental activity to some extent, the demand for long-term rentals is more stable throughout the year. However, certain regions see fluctuations in rental activity based on factors like school calendars, job relocations, and local economic conditions. For instance, rental demand in college towns may peak during the summer months as students move in and out, while cities with strong tourism industries may experience increased demand during peak travel seasons. Overall, while there may be some seasonal variations in rental activity, the long-term home rental market in the U.S. generally remains robust and resilient throughout the year.

Intellectual Property

Patents

The Company holds the following patent:

Application or Registration #	Title	Description	File Date	Grant Date	Country
US2020/0273094	“Systems and methods for managing rental reservations with blockchain”	Patent	February 27, 2019	February 8, 2022	USA

Trademarks

The Company also owns more than 50 trademarks, both word and logo, in multiple countries. The Company’s core trademarks are in the United States, UK, European Union, China, Australia, and Canada (classes 035, 036, 042).

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants. In particular, the Company’s platform is dependent on our extensive intellectual property, which was years in development. We rely on more than 950,000 lines of code that our engineers wrote and transferred to the Issuer. We designed our platform to incorporate proprietary solutions that are crucial to the platform’s performance. Because of the architecture of our platform, key aspects of the platform’s performance remain invisible.

Litigation

Rentberry is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Office Space

The Company leases its office space in San Francisco, California. In 2016, the Company leased co-shared office space in San Francisco under a membership agreement with payments based on utilization of the co-shared space. The lease is being renewed every year with an option to terminate at any time with 30 days written notice and month to month thereafter.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Overview

Rentberry Inc. (the “Company”) was incorporated in the State of Delaware on August 28, 2015, and is headquartered in San Francisco, California. Rentberry has developed a closed-loop home rental platform that makes the long-term leasing process transparent and efficient by eliminating the hassle of paper applications, paper credit reports, face-to-face negotiations and paper checks. Additionally, the platform automates standard rental tasks, such as submitting personal information, processing tenant offers and eSiging rental agreements. Building on this foundation, we have integrated artificial intelligence (AI) to streamline pricing recommendations, enhance tenant–landlord matching, and power our AI-driven real estate agent. We are also developing other third-party services and products for our platform, as demonstrated by our agreement with Sure Inc. to offer rental insurance. Our goal is to deliver a fully integrated rental ecosystem that combines advanced AI capabilities with third-party service providers, creating a seamless, end-to-end experience for tenants and landlords alike.

Over the past several years, Rentberry has focused on building brand recognition and accelerating user growth, while at the same time successfully testing multiple monetization channels. In 2026, the Company plans to continue to expand and refine its monetization functionality across the platform, creating a solid foundation for scalable revenue generation. . To date, Rentberry’s operations have been primarily funded through the offering of securities, which have provided the capital needed to support growth and innovation.

The Company’s operating expenses consist of general and administrative expenses, selling and marketing expenses and information technology expenses. Our general and administrative expenses include team salaries, office rent, servers, and other similar types of expenses. Our selling and marketing expenses include social media advertising, salaries and Google Ads and other similar types of expenses. Our information technology expenses include costs related to platform development and maintenance, software development, and other technology infrastructure expenses necessary to support our operations.

Since inception, the Company has relied primarily on the issuance of securities to fund its operations. As of the date of this report, the Company expects to continue incurring losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern.

The Company is currently in an expansion phase and intends to enter new business segments within the real estate sector. Our ability to continue as a going concern is dependent on the Company’s ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its shareholders or other sources, as may be required. If we are unable to raise the required capital or achieve profitable operations, we may not be able to fully execute our planned business activities. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises the risk that the Company may not continue as a going concern.

These factors represent significant risks and uncertainties and raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Results of Operations

Fiscal years ended December 31, 2025 and December 31, 2024

Revenue

For the fiscal year ended December 31, 2025 (“FYE 2025”), the Company had revenue from operations of $1,722,578 compared to revenue from operations of $819,365 for the fiscal year ended December 31, 2024 (“FYE 2024”). The increase in revenue of $903,213 is primarily attributable to the services that were offered to its customers. The Company’s revenue to date has largely come from testing various monetization channels on the platform, and the increase represents wider usage of our platforms.

Operating Expenses

The Company’s total operating expenses were $6,483,156 for FYE 2025 compared with $4,761,802 for FYE 2024, a $1,721,354 increase. The primary driver to this increase was a $2,081,434 increase in information technology expenses, driven by continued development of the Rentberry platform and functionality, partially offset by a reduction in general and administrative expenses of $495,973.

Overall, we experienced a net loss of $4,772,469 for FYE 2025 compared to a net loss of $3,954,412 for FYE 2024.

Seasonality

Unlike short-term rental markets, such as vacation rentals or Airbnb listings, the long-term home rental market in the United States experiences less pronounced seasonality. While factors like weather and holidays influence rental activity to some extent, the demand for long-term rentals is more stable throughout the year. However, certain regions see fluctuations in rental activity based on factors like school calendars, job relocations, and local economic conditions. For instance, rental demand in college towns may peak during the summer months as students move in and out, while cities with strong tourism industries may experience increased demand during peak travel seasons. Overall, while there may be some seasonal variations in rental activity, the long-term home rental market in the U.S. generally remains robust and resilient throughout the year.

Liquidity and Capital Resources

Cash and Cash Equivalents

As at December 31, 2025 and December 31, 2024, the Company had $7,784,998 and $1,904,654, respectively, in cash and cash equivalents. The increase of $5,880,344 during FYE 2025 was due to the Company having raised funds in FYE 2025 via a Regulation D offering at higher levels than the fund raising by the Company in 2024. We believe current capital will be able to fund operations for the next 24 months. The Company intends to use it for the salaries for current employees to cover engineering and business development, marketing, paying servers and Google (for utilizing their Google Maps API). For the remainder of 2026, we anticipate our average burn rate between $250,000-$300,000 per month.

Sources of Liquidity

We have increased net cash used in operating activities to ($4,590,304) for FYE 2025 compared to ($3,568,824) for FYE 2024. The main driver in the increase in net cash used in operating activities was the increase in the Company’s comprehensive net loss for 2025 of 818,057, primarily driven by increased operating expenses, particularly higher information technology expenses.

To date the Company has been financed by the proceeds of its offerings of securities. From July 2023 to December 2025, the Company raised $5,129,644 through a private placement under Regulation D. The proceeds from the sale of securities were allocated toward marketing, advertising, business development, and salaries. In 2023, we conducted an offering of Crowd SAFEs in reliance on Regulation Crowdfunding which terminated on November 15, 2023 and raised net proceeds of $1,928,633. We also conducted an offering of our Common Stock in reliance on Regulation Crowdfunding beginning November 15, 2022, and ending on February 14, 2023 during which we raised $240,577 in net proceeds. Also, the Company conducted a Regulation A offering which terminated on November 4, 2022, and raised gross proceeds of $11,800,591 from the sale of Common Stock.

The Company intends to pursue additional capital raises in the near future.

Indebtedness

The Company does not have any material terms of indebtedness.

Trend Information

The long-term rental market in the United States continues to evolve, supported by structural and behavioral shifts in housing demand. Affordability pressures, rising interest rates, and limited housing supply have made homeownership less attainable for many households, further fueling demand for rentals. Younger generations increasingly value flexibility and mobility, while older demographics are also turning to rentals as a lifestyle choice that offers lower maintenance and greater financial predictability.

The acceleration of remote and hybrid work models has expanded housing choice beyond traditional urban centers, with renters seeking properties in suburban, secondary, and even rural markets. In parallel, the rise of digital nomadism has created demand for turnkey, fully serviced rental solutions that allow tenants to relocate seamlessly. Additionally, platforms like Rentberry are reshaping the rental experience by integrating property search, leasing, payments, and tenant services into unified digital ecosystems, transforming what was once a fragmented process into a streamlined, transparent, and user-friendly journey.

Taken together, these factors position the long-term rental market for sustained growth. Landlords, property managers, and developers are adapting to these trends by embracing digital platforms like Rentberry to meet evolving renter expectations for convenience, flexibility, and transparency.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company’s executive officers and directors are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Oleksiy Lubinsky	CEO	42	Since August 28, 2015
Vlad Shpuryk	Chief Technology Officer	33	Since October 1, 2024
Oleksii Humeniuk	Chief Marketing Officer	37	Since March 14, 2016
Kate Barneveld	Chief Investment Officer	38	Since October 1, 2024
Alexander Kotovskov	Head of Design	40	Since October 19, 2015
Directors:
Oleksiy Lubinsky	Director	42	Since August 28, 2015
Alexander Kotovskov	Director	40	Since October 19, 2015
Kate Barneveld	Director	38	Since October 1, 2024

Oleksiy Lubinsky, CEO and Director

Oleksiy Lubinsky, formerly known as Oleksiy Lyubynskyy, is currently our Chief Executive Officer and a Director of the Company. He has served as Chief Executive Officer Rentberry was founded in August 2015. He is responsible for defining the Company’s vision, overseeing business development and the capital raising process. Prior to joining Rentberry, Oleksiy co-founded CityHour, where he oversaw business development and investor relations. From May 2010 to December 2012, he was director of M&A at BIC Securities. In that position he was responsible for deal origination, performing due diligence and closing sell-side and buy-side M&A transactions. Oleksiy holds a B.A. degree in Economics and minor degree in Business Administration from University of California Berkeley.

Vlad Shpuryk, Chief Technology Officer

Vlad Shpuryk serves as the Chief Technology Officer at Rentberry, a position he has held since October 2024. He leads Rentberry’s engineering organization overseeing platform architecture, security, and AI innovation that drive the company’s intelligent rental ecosystem. Prior to his appointment as CTO, Vlad served as Director of Engineering at Rentberry from March 2020 to October 2024, where he played a key role in building and optimizing Rentberry’s core infrastructure and product capabilities. Before joining Rentberry, he was a Senior Full Stack Engineer at Ncube, where he led high-impact software initiatives for international enterprise clients and gained extensive experience in cloud computing, data engineering, and scalable systems design. Vlad holds a master’s degree in Computer Systems Networking from the National Aviation University.

Oleksii Humeniuk, Chief Marketing Officer

Oleksii Humeniuk has been the Chief Marketing Officer at Rentberry since March 2016, where he has been responsible for business development, product marketing, search engine optimization, and sales. From October 2014 to December 2015, Oleksii worked one year at EPOM as SEO specialist and four years at Depositphotos, where he acted as Marketing Team Leader. At Depositphotos, Oleksii created and supervised international marketing campaigns and was responsible for launching the product in 9 countries. Oleksii holds a master’s degree in Computer Science from the National Technical University of Ukraine.

Kate Barneveld, Chief Investment Officer and Director

Kate serves as the Chief Investment Officer and Director of the Company, a position she has held since October 2024. In this role, she is responsible for overseeing the company’s capital raising strategy, managing investor relations, and guiding investment and financial decisions to support Rentberry’s long-term growth objectives. Kate is also a Director of the Company. Prior to her appointment as CIO, Kate served as the Director of Customer Success at Rentberry beginning in August 2017, where she led initiatives to improve customer retention, increase product adoption, and enhance client satisfaction through strategic support and relationship management. Kate holds Master’s degree in Law from Kyiv State Maritime Academy.

Alexander Kotovskov, Head of Design and Director

Alexander Kotovskov is the Head of Design at Rentberry and is also a Director. Since Rentberry was founded, he has been responsible for creating the visual style of the product, user experience, managing design processes, and bringing design thinking to the Company. Prior to joining Rentberry, Alexander was a Senior UI/UX designer at Alty, creating interfaces for one of the largest banks in Europe, and various clients from the US. He started his professional career in 2010. Alexander holds master’s degree in Information Systems Management from the Ukrainian National Academy of Culture and Arts Management.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2025, the three highest-paid executive officers and directors were compensated as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Oleksiy Lubinsky	CEO	$185,000	$0	$185,000
Vlad Shpuryk	Chief Technology Officer	$72,000	$0	$72,000
Oleksii Humeniuk	Chief Marketing Officer	$73,600	$0	$73,600
Kate Barneveld	Chief Investment Officer	$146,060	$0	$146,060
Alexander Kotovskov	Head of Design	$95,000	$0	$95,000

For the fiscal year ended December 31, 2025, the Company did not pay its directors for their service. There were 3 directors in the Company.

The Company has entered into an employment agreement with its Oleksiy Lubinsky, its CEO. Mr. Lubinsky’s amended employment agreement, dated January 1, 2024, provides an annual base salary of $185,000 and participation in benefits such as health, vision and dental plans on the same basis as other employees or will be reimbursed for such expenses by the Company if he has his own health, vision and dental insurance plans. Pursuant to the agreement, Mr. Lubinsky may also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses. The Company does not have any equity plans for employees or management.

On December 30, 2020, the Company’s Board of Directors adopted the Transaction Bonus Plan (the “Plan”), which provides for bonuses to be paid to eligible participants upon consummation of a liquidity event. Under the Plan, a liquidity event is defined as a transaction or series of related transactions involving the sale, transfer or other disposition, such as a merger, of substantially all of the Company’s assets or more than 50% of the Company’s voting power. The Plan allows the CEO to determine, in his sole discretion, who may receive a bonus and the amount to be allocated. Participation is restricted to employees, including the CEO, and other service providers designated by the CEO in his sole discretion. The Plan entails a Bonus Pool having a $2,000,000 cap for all bonuses in the aggregate. If the CEO designates himself as a Plan participant, his bonus may not exceed $400,000. Participants granted a bonus under the Plan must continue their service to the Company until the consummation of the liquidity event or forfeit their bonus. The Plan has not been funded and specifically states that participants will be treated as an unsecured general creditor of the Company and will not have any right, title or interest in or to any assets of the Company by reason of any obligation of the Company to such participant under the Plan.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table displays, as of April 30, 2026, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of class
Common Stock	Oleksiy Lubinsky	10,283,222	(2)	12.8%
Common Stock	All executive officers and directors as a group (5 people in this group)	19,283,222	(2)	24.1%

(1)	The address for all beneficial owners is 201 Spear Street, Suite 1100, San Francisco, California 94105.

(2)	The CEO is entitled to vote approximately 54.1% of the outstanding shares of Common Stock either by virtue of being CEO or a member of the board. As a board member, the vote only applies in certain corporate events.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6. OTHER INFORMATION

None.

ITEM 7. FINANCIAL STATEMENTS

RENTBERRY, INC.

(A Delaware Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTANTS’ AUDIT OPINION REPORT

DECEMBER 31, 2025 AND 2024

RENTBERRY, INC.

Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

INDEPENDENT AUDITOR’S REPORT

April 19, 2026

To:	Board of Directors, RENTBERRY, INC.
Re:	2025 and 2024 Financial Statement Audit

We have audited the accompanying consolidated financial statements of RENTBERRY, INC. (the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2025 and 2024, and the related notes to such financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA, PC

San José, CA

April 19, 2026

RENTBERRY, INC.

BALANCE SHEET

As of December 31, 2025 and 2024

See Independent Auditor’s Report and Notes to the Financial Statements

	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$7,784,998	$1,904,654
Accounts receivable – related parties	364,610	637,949
Other assets	0	15,000
Total current assets	8,149,608	2,557,603

Investments	228,515	767,280
Fixed assets, net of accumulated depreciation	0	11,891
Intangible assets, net of accumulated amortization	127,750	108,879
Security deposit	0	26,666

Total Assets	$8,505,873	$3,472,319

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Credit cards and accounts payable	$0	$144,731
Total current liabilities	0	144,731

SAFE instruments	0	0

Total Liabilities	0	144,731

STOCKHOLDERS’ EQUITY

Common Stock	34,532,062	24,581,308
Retained deficit	(26,026,189)	(21,253,720)
Total Stockholders’ Equity	8,505,873	3,327,588

Total Liabilities and Stockholders’ Equity	$8,505,873	$3,472,319

RENTBERRY, INC.

STATEMENT OF OPERATIONS

For Years Ending December 31, 2025 and 2024

See Independent Auditor’s Report and Notes to the Financial Statements

	2025	2024
Revenues	$1,722,578	$819,365

Operating expenses
General and administrative	2,346,674	2,842,647
Selling and marketing	1,531,727	1,395,834
Information technology	2,604,755	523,321
Total operating expenses	6,483,156	4,761,802

Net Operating Loss	(4,760,578)	(3,942,437)

Interest income (expense), net	0	(808)
Depreciation and amortization (expense)	(11,891)	(11,167)
Tax (provision) benefit	0	0

Net Loss	$(4,772,469)	$(3,954,412)

Basic earnings per share	(0.13)	(0.17)
Diluted earnings per share	(0.13)	(0.17)

RENTBERRY, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY/DEFICIT

For Years Ending December 31, 2025 and 2024

See Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock	Retained Deficit	Total Stockholders’ Equity
Balance as of January 1, 2024	$20,271,897	$(17,299,308)	$2,373,159
Share adjustments and conversion of notes	4,309,417		4,309,417
Net (loss)		(3,954,412)	(3,954,412)
Balance as of December 31, 2024	$24,581,308	$(21,253,720)	$3,327,588
Equity issuances	9,950,754		9,950,754
Net (loss)		(4,772,469)	(4,772,469)
Balance as of December 31, 2025	$34,532,062	$(26,026,189)	$8,505,873

RENTBERRY, INC.

STATEMENT OF CASH FLOWS

For Years Ending December 31, 2025 and 2024

See Independent Auditor’s Report and Notes to the Financial Statements

	2025	2024
Cash Flows from Operating Activities
Comprehensive Income (Loss)	$(4,772,469)	$(3,954,412)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Add depreciation and amortization	11,891	11,167
Changes to operating assets and liabilities
(Increase) Decrease in accounts receivable	273,339	305,044
(Increase) Decrease in prepaid expenses and other assets	41,666	0
Increase (Decrease) in accounts payable	(144,731)	69,377
Net cash used in operating activities	(4,590,304)	(3,568,824)

Cash Flows from Investing Activities
Sale / (purchase) of other assets	0	0
Cash loaned / divested	519,894	(12,088)
Net cash provided by investing activities	519,894	(12,088)

Cash Flows from Financing Activities
Proceeds from SAFE instruments	0	2,980,208
Proceeds from the issuance of stock, net	9,950,754	0
Net cash provided by financing activities	9,950,754	2,169,210

Net change in cash and cash equivalents	5,880,344	(600,704)

Cash and cash equivalents at beginning of period	$1,904,654	$2,505,358
Cash and cash equivalents at end of period	$7,784,998	$1,904,654

RENTBERRY, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2025 and 2024

See Independent Auditor’s Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Rentberry, Inc. is a U.S.-based real estate technology company that provides a comprehensive, fully digital rental and property management platform. Established in 2015 and headquartered in San Francisco, California, Rentberry utilizes AI technology and streamlines the long-term rental process for tenants and landlords through a transparent, secure, and user-friendly interface.

The platform enables users to search for properties, submit rental applications, negotiate terms, e-sign documents, and automate rent payments — all in one place. For property owners and managers, Rentberry offers tools to manage listings, conduct virtual tours, screen applicants, and facilitate maintenance requests. The company also provides services related to rent collection, tenant communication, and legal documentation. In addition to rental services, Rentberry is expanding into flexible living and property sales, leveraging technology to improve accessibility and efficiency in real estate transactions globally. Rentberry is incorporated in Delaware and operates with a dual-sided business model, generating revenue from both tenants and landlords through service fees and premium features.

The Company is also a majority shareholder of Floorly, Inc. that was incorporated under the laws of the State of Delaware on January 13, 2020 with the intent of taking Rentberry, lnc.’s platform and applying it to commercial space.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The consolidated financial statements include the accounts of 1) Rentberry, Inc, 2) Floorly, Inc. (collectively, the “Company”). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Floorly, Inc. is majority owned at 99%.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as and economic uncertainty. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2025 and 2024, the Company had $7,784,998 and $1,904,654 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2025 and 2024, the Company had a net book value of fixed assets of $0 and $11,891, respectively.

Intangible Assets

The Company applied for and received a patent in 2017 and has capitalized the cost associated with obtaining the patent. The cost of the patent is being amortized over its legal live which is 20 years on a straight-line basis.

The Company capitalizes the costs of acquiring trademarks and amortizes those costs over their legal life which is 10 years on a straight-line basis.

The Company capitalizes the costs to acquire domain names which are not being amortized.

Amortization expense for the years ended December 31, 2025 and 2024 was $0 and $5,863, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2025 and 2024.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

1.	Identify the contract with the customer

2.	Identify the performance obligations within the contract

3.	Determine the transaction price

4.	Allocate the transaction price to the performance obligations

5.	Recognize revenue when (or as) the performance obligations are satisfied

The Company is currently recognizing revenue from applications and credit reports when booking a property on a transactional basis. The Company also generates revenue from partnering with other companies for leads and advertising revenue.

Accounts Receivable, Net

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed all of its income tax return through the period ended December 31, 2025 by the due date set by the Internal Revenue Service. The returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they were filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 (“TJCA”), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2025 and 2024.

NOTE 4 – STOCKHOLDERS’ EQUITY

As of April 7, 2025, the Company has authorized 100,000,000 shares of common stock with a par value of $0.0001 per share.

NOTE 5 – SAFES AND DEBT

Simple Agreements for Future Equity (“SAFE”) Instruments

In 2023, the Company issued SAFEs totaling $1,928,633 at a 20% discount rate and a pre-money valuation cap of $25,000,000 for the subscriptions up to and including a sum of $3,000,000 and a valuation cap of $35,000,000 for all subscriptions from $3,000,000 and above. All SAFEs converted into the common stock on December 31, 2024. As of January 1, 2025, the Company has no outstanding SAFEs.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through April 19, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Amended Bylaws*

4.1	Form of Subscription Agreement*

5.1	Form of 2020 SAFE Note and Voting Agreement*

5.2	Form of 2019 SAFE Note and Voting Agreement*

5.3	Stockholders’ Agreement*

5.4	Form of 2021 SAFE Note and Voting Agreement*

5.5	Form of Crowd SAFE for Regulation CF Offering**

6.1	2020 Employment Agreement of Oleksiy Lyubynskyy*

6.2	2021 Employment Agreement of Oleksandr Kotovskov*

6.3	Equity Grant to Oleksandr Kotovskov*

6.4	Marketing Agreement with Sure HIIS Insurance Services, LLC*

6.5	Stock Purchase Agreement of Oleksandr Kotovskov (Nov. 2020)*

6.6	Transaction Bonus Plan*

6.7	Loan Agreement (Sept. 15, 2021) +

6.8	Employment Agreement of Oleksandr Kotovskov (Oct. 2021) +

6.9	Employment Agreement of Alex Svitiashchuk (Oct. 2021)***

6.10	2024 Offer Letter with Oleksiy Lyubynskyy****

6.11	2024 Employment Agreement with Alex Svitiashchuk****

#	Filed herewith.

*	Previously filed with the Company’s Offering Statement on Form 1-A (Commission File No. 024-11437).

**	Previously filed with the Company’s Form C, dated May 24, 2023 (Commission File No. 020-32361).

***	Previously filed with the Company’s Annual Report on Form 1-K, dated May 1, 2023 (Commission File No. 24R-00482).

****	Previously filed with the Company’s Annual Report on Form 1-K, dated April 30, 2024 (Commission File No. 24R-00482).

+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on April 30, 2026.

RENTBERRY, INC.

By:	/s/ Oleksiy Lubinsky
Name:	Oleksiy Lubinsky
Title:	CEO
Date:	April 30, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Oleksiy Lubinsky
Name:	Oleksiy Lubinsky
Title:	CEO, Principal Financial Officer, Principal Accounting Officer & Director
Date:	April 30, 2026

By:	/s/ Aleksandr Kotovskov
Name:	Aleksandr Kotovskov
Title:	Director
Date:	April 30, 2026

By:	/s/ Kate Barneveld
Name:	Kate Barneveld
Title:	Director
Date:	April 30, 2026